U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

LIB Acquisition Corp.
c/o Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
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2. Date of Event Requiring Statement (Month/Day/Year)

     7/21/98

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3. IRS or Social Security Number of Reporting Person (Voluntary)

     22-01024240
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4. Issuer Name and Ticker or Trading Symbol

     DePuy, Inc. (DPU)

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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Year)

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7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person

   [ X ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock,                         83,000,000                  I                    See note on attached page.
   par value $.01
   per share
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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
Explanation of Responses:

     On July 21, 1998, in connection with the proposed merger (the "Merger") of LIB Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Johnson & Johnson ("Parent"), with and into DePuy, Inc., the Purchaser and Parent have entered into a Stockholder Agreement (the "Stockholder Agreement") with certain stockholders (the "Stockholders") of DePuy, Inc., which are indirect wholly owned subsidiaries of Roche Holding Ltd. In the Stockholder Agreement, the Stockholders have agreed with Parent and the Purchaser to tender to the Purchaser, pursuant to the Purchaser's tender offer (the "Offer") for all the outstanding shares of common stock, par value $.01 per share, of DePuy, Inc. (the "Shares"), all the Shares owned by them representing an aggregate of 83,000,000 Shares, or approximately 84.0% of the Shares outstanding as of July 21, 1998, at a price of $35 per share. In addition, any Shares that any such Stockholder may subsequently acquire (by exercise of stock options or otherwise) automatically become subject to the provisions of the Stockholder Agreement. If the Purchaser accepts for payment and pays for any Shares tendered under the Offer, the Purchaser must exercise such purchase option immediately following the Offer (unless all the Shares subject to the Stockholder Agreement have been tendered by the Stockholders and accepted for payment by the Purchaser under the Offer). Pursuant to the Stockholder Agreement, each Stockholder has also delivered a proxy to the Purchaser to vote, or grant a consent or approval in respect of, the Shares subject to the Stockholder Agreement against any transaction with a third party other than the transactions contemplated by the Offer and the Merger.

/s/ PETER S. GALLOWAY                                            7/30/98
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      **Signature of Reporting Person                             Date

Johnson & Johnson
By:       Peter S. Galloway
Title:    Secretary


/s/ JAMES R. HILTON                                            7/30/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

LIB Acquisition Corp.
By:       James R. Hilton
Title:    Vice President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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